UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________
FORM 11-K
___________________________________

(Mark One)
☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2019
or
☐  Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to                     .
Commission file number: 001-35854

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Independent Bank 401(k) Profit Sharing Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Independent Bank Group, Inc.
7777 Henneman Way
McKinney, Texas 75070-1711

Independent Bank 401(k) Profit Sharing Plan
Financial Statements and Supplemental Schedule
As of December 31, 2019 and 2018 and for the year ended December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Trustees, Plan Administrator, and Plan Participants of Independent Bank 401(k) Profit Sharing Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Independent Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for the year ended December 31, 2019, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at year end) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

We have served as the Plan's auditor since 2015.

Minneapolis, Minnesota
June 29, 2020

Independent Bank 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	December 31,
	2019	2018
Assets
Investments, at fair value:
Mutual funds	$10,895,545	$4,474,563
Common stock	4,924,627	3,375,767
Collective investment trusts	51,109,676	26,466,760
Pooled separate account	3,653,887	2,591,455
Total investments at fair value	70,583,735	36,908,545

Receivables:
Employer	211,290	158,766
Participants	281,190	206,531
Notes receivable from participants	270,396	—
Total receivables	762,876	365,297

Net assets available for benefits	$71,346,611	$37,273,842

See Notes to Financial Statements.

Independent Bank 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019

Additions to net assets attributed to:
Investment income:
Net realized and unrealized appreciation on investments	$10,126,052
Dividend income	459,958
Total investment income	10,586,010

Interest on notes receivable from participants	15,354

Contributions:
Employer	6,345,103
Participants	8,837,461
Rollover	17,590,623
Total contributions	32,773,187
Total additions	43,374,551

Deductions from net assets attributed to:
Benefits paid to participants	9,081,662
Plan administrative expenses and other	220,120
Total deductions	9,301,782

Net increase in net assets available for benefits	34,072,769

Net assets available for benefits:
Beginning of year	37,273,842

End of year	$71,346,611

See Notes to Financial Statements.

Independent Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

Note 1. Description of the Plan

The following description of the Independent Bank 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan whereby eligible employees of Independent Bank (the Employer or Plan Sponsor) a wholly-owned subsidiary of Independent Bank Group, Inc. (IBG), are permitted to make contributions that are tax deferred under section 401(k) of the Internal Revenue Code (the Code). The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan operates under a volume submitter plan document sponsored by Principal Life Insurance Company, which is a member of the Principal Financial Group (collectively referred to as Principal). The Plan has designated Principal as the trustee of the Plan, the custodian of the Plan assets and the recordkeeper of the Plan.

Effective January 1, 2019, the Plan was amended to include safe harbor provisions, a general provision for inclusion into the Plan for employees of predecessor employers acquired by the control group of the Employer because of a merger or acquisition and to provide credit for prior service of such employees. In addition, the Plan was amended unilaterally with the volume submitter plan for hardship/loan/rollover law changes, safe harbor contributions under Code Sections 401(k) and 401(m) and final Department of Labor (DOL) disability claims procedures.

Eligibility: Employees become eligible for participation upon attaining the age of eighteen and completing three months of service, as defined by the Plan. Eligible employees are automatically enrolled into the Plan after 90 days of employment, unless otherwise elected by the employee.

Contributions: Each year, participants may elect to make salary deferral contributions of pretax and post-tax compensation, as defined by the Plan. Contributions are subject to limitations on annual additions and certain maximum limitations imposed by the Code as defined by the Plan. Employees who are eligible to make elective deferrals under the Plan and who have attained the age of fifty before the close of the plan year are also eligible to make catch-up contributions subject to the maximum limitation imposed by the Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans by means of rollover contributions.

The Plan includes an automatic salary deferral feature which, unless otherwise directed, defers at a rate of 6% of eligible compensation. Unless otherwise elected, for each subsequent Plan year, the automatic deferral amount will increase by 1% of compensation up to a maximum of 15% of compensation.

The Employer makes 100% matching contributions up to 6% of the participant’s eligible compensation. The Employer may also make additional discretionary contributions to the Plan. No such discretionary contributions were made during the year ended December 31, 2019.

Vesting: Participant contributions, employer matching contributions, employer discretionary contributions, plus actual earnings thereon are fully vested and nonforfeitable.

Participant accounts: Each participant’s account is credited with the participant’s contribution and the Employer’s matching contributions and with allocations of (a) discretionary contributions, if any, and (b) Plan earnings less administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Investment options: Participants must direct contributions to selected investments as made available and determined by the Plan sponsor. Participants may change their investment options any time throughout the year via internet or direct phone access to Principal.

Independent Bank 401(k) Profit Sharing Plan

Notes to Financial Statements
Notes receivable: The Plan does not allow for participants to borrow from their accounts. During 2019, the Plan received participant loan rollovers in connection with an Employer acquisition transaction as allowed by the Plan. The notes receivable are secured by the balance in the participant's account. Notes receivable outstanding as of December 31, 2019 have interest rates of 5.50% and are due at varying dates through March 2025. Principal and interest are paid to the Plan ratably through payroll deductions.

Payment of benefits: On termination of service due to retirement, death, disability or separation from service, participants may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount or periodic installments. If a participant’s vested balance is $1,000 or less, the participant will receive a single lump distribution of their entire vested account balance. In the event of a distribution that is greater than $1,000 but less than $5,000, if the participant does not elect to have such distribution paid directly to an eligible retirement plan in a direct rollover or to receive the distribution, then the Plan Administrator will pay the distribution in the form of a direct rollover to an IRA designated by the Plan Administrator. In-service distributions may be made in accordance with the Plan agreement once a participant has attained the age of 59 ½. The Plan also allows participants to make hardship withdrawals, subject to certain limitations, as defined.

Note 2. Summary of Significant Accounting Policies

Basis of accounting: The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized appreciation on investments includes gains and losses on investments purchased and sold as well as held during the year. Capital gain distributions from mutual funds that are reinvested are included with dividends on the statement of changes in net assets available for benefits.

Notes receivable from participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the plan document.

Payment of benefits: Benefit payments are recorded when paid.

Risk and uncertainties: The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Independent Bank 401(k) Profit Sharing Plan

Notes to Financial Statements
Recent accounting pronouncements: In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement: Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This amendment to the Accounting Standards Codification Topic 820, Fair Value Measurement, requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements for public entities. This amendment also removes the disclosure requirements for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels and the valuation process for Level 3 fair valued measurements. Furthermore, for investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee's assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly. The amendment also clarifies that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurements as of the reporting date. This amendment is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. An entity is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The adoption of this standard is not expected to significantly impact the Plan’s financial statements.

Note 3. Fair Value Measurements

Accounting Standards Codification (ASC) 820, Fair Value Measurement and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual funds: Mutual funds are valued at fair value based on published market prices, which represent the net asset value of shares held by the Plan at year end. The funds held by the Plan are deemed to be actively traded and are classified within Level 1 of the valuation hierarchy.

Common stock: Common stock consists of Independent Bank Group, Inc. common stock, which is valued at the closing price listed by the Nasdaq Global Select Market and is classified within Level 1 of the valuation hierarchy.

Independent Bank 401(k) Profit Sharing Plan

Notes to Financial Statements
Collective investment trusts : The collective investment trusts include the Invesco Stable Value Trust and Principal LifeTime Hybrid CITs.

Invesco Stable Value Trust (the Trust) is a collective trust that has entered into fully benefit-responsive guaranteed investment contracts and wrapper contracts with banks, insurance companies and other financial institutions, designed to provide principal stability, competitive yields, and liquidity. The Trust is valued at the net asset value of units of the Invesco Stable Value Trust, as reported by the investment managers of the Trust and as supported by unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date resulting in a readily determinable fair value. Participant transactions and redemptions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the Trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. As of December 31, 2019, there were no unfunded commitments.

Principal LifeTime Hybrid CITs invest in collective trust funds as well as a variety of separate accounts and mutual funds that seek total return consisting of long-term growth of capital and current income, consistent with the investment strategy of an investor with a specific target retirement date. Valued at net asset value per unit held by the Plan at year-end as reported by Principal, which is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions may occur daily. Were the Plan to initiate a full redemption of these collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure the securities liquidations will be carried out in an orderly business manner.

Pooled separate account: The separate account is designed to deliver safety and stability by preserving principal and accumulating earnings. The separate account assets include, but are not limited to, investments in common stocks of companies that compose of the S&P 500 index, which are valued at fair value. The net asset value of the separate account is calculated in a manner consistent with GAAP for investment companies and is determinative of its fair value and represents the price at which the Plan would be able to initiate a transaction. The fair value of the underlying funds and securities is used to determine the net asset value of the separate account, as reported by Principal. The fair value of the underlying equity securities are based on quoted prices of identical assets. Participants are limited to one transfer per 30 day period.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Independent Bank 401(k) Profit Sharing Plan

Notes to Financial Statements
The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019 and 2018:

	Fair Value Measurements at Reporting Date
	Level 1	Level 2	Level 3	Total
December 31, 2019
Mutual Funds	$10,895,545	$—	$—	$10,895,545
Common Stock-Independent Bank Group, Inc.	4,924,627	—	—	4,924,627
Collective investment trusts	—	51,109,676	—	51,109,676
Pooled separate account	—	3,653,887	—	3,653,887

Total assets in fair value hierarchy	$15,820,172	$54,763,563	$—	$70,583,735

December 31, 2018
Mutual Funds	$4,474,563	$—	$—	$4,474,563
Common Stock-Independent Bank Group, Inc.	3,375,767	—	—	3,375,767
Collective investment trust	—	26,466,760	—	26,466,760
Pooled separate account	—	2,591,455	—	2,591,455

Total assets in fair value hierarchy	$7,850,330	$29,058,215	$—	$36,908,545

For the years ended December 31, 2019 and 2018, there were no transfers between levels.

Note 4. Administrative Expenses

Employees of the Employer perform certain administrative functions with no compensation from the Plan. Administrative expenses are paid out of the assets of the Plan and charged to participants accounts based upon the terms of the plan document.

Note 5. Party-In-Interest Transactions

Parties-in-interest are defined under DOL as any fiduciary of the Plan, any party rendering services to the Plan, the Employer, and certain others. As such, transactions conducted by or with Principal, the Plan's trustee, custodian, recordkeeper and third party administrator, the Employer and IBG, qualify as party-in-interest transactions.

Note 6. Income Tax Status

The Plan operates under a volume submitter plan document sponsored by Principal. The volume submitter plan received an opinion letter dated August 8, 2014 from the Internal Revenue Service as to the volume submitter plan’s qualified status. The Plan has been amended since receiving the opinion letter; however, the Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the Code.

Management has evaluated the Plan’s tax positions and concluded that the Plan has maintained its tax exempt status and has taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Independent Bank 401(k) Profit Sharing Plan

Notes to Financial Statements
Note 7. Plan Termination

While there is no intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the net assets of the Plan will be distributed to the participants of the Plan in accordance with the provisions of ERISA.

Note 8. Related Party Transactions

The Plan held 88,828 and 73,741 shares of IBG's common stock as of December 31, 2019 and 2018, respectively, with fair values of $4,924,627 and $3,375,767, respectively.

During the year ended December 31, 2019, the Plan had purchases of $1,641,510, sales of $735,122 and incurred a net realized gain of $116,059 and an unrealized gain of $642,318 on its common stock investment. Dividend income earned during the year was insignificant.

Certain Plan investments are collective trusts and a pooled separate account managed by Principal and, therefore, these transactions qualify as party-in-interest transitions.

Note 9. Subsequent Event

In preparing the Plan's financial statements, Plan management has evaluated all subsequent events and transactions for potential recognition or disclosure through the date of filing these financial statements with the SEC.

In March 2020, the outbreak of the novel Coronavirus (COVID-19) was recognized as a pandemic by the World Health Organization. The COVID-19 pandemic has adversely affected, and may continue to affect, the global economy and financial markets. Following the COVID-19 outbreak, the values of investment securities have been subject to significant volatility. Economic and market conditions and other effects of the COVID-19 outbreak may continue to affect the Plan. The extent of the impact of the COVID-19 outbreak on the Plan’s investments and the amounts reported in the 2019 statement of net assets cannot be predicted at this time.

On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security (CARES) Act.” The CARES Act, among other things, includes several relief provisions available to tax qualified retirement plans and their participants. The CARES Act allows eligible plan participants to request penalty-free distributions of up to $100,000 before December 31, 2020 for qualifying reasons associated with the COVID-19 pandemic, permits increasing the limit for plan loans, permits suspension of loan payments due for up to one year, and permits individuals to stop receiving 2020 required minimum distributions. The Plan has implemented certain provisions of the CARES Act and will execute a formal Plan amendment within the timeframe required by law.

Independent Bank 401(k) Profit Sharing Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2019
EIN: 75-2694563
PN: 001

		(c)
	(b)	Description of investment including		(e)
	Identity of issuer, borrower,	maturity date, rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost	Value
	Mutual funds
	The American Funds	American Funds New World R6 Fund	**	975,521
	Legg Mason	BrandywineGLOBAL Global Opportunities Bond IS Fund	**	251,849
	MFS Investment Management	MFS Value R6 Fund	**	913,681
	Eagle Financial Services, Inc.	Carillon Eagle Mid Cap Growth R6 Fund	**	2,228,745
	Putnam Investments	Putnam Income R6 Fund	**	1,080,082
	Franklin Templeton Investments	Franklin Small Cap Value R6 Fund	**	1,057,713
	Oppenheimer	Oppenheimer International Diversified Institutional Fund	**	853,499
	Franklin Templeton Investments	Franklin DynaTech R6 Fund	**	3,173,036
	American Century Investments	American Century Short Duration INF PRT Bond R6 Fund	**	361,419
	Total mutual funds			10,895,545
	Collective investment trusts
	Invesco National Trust Co	Invesco Stable Value Trust -Class III	**	4,263,507
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid Income CIT Z	**	226,157
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2010 CIT Z	**	94,406
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2015 CIT Z	**	1,185,804
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2020 CIT Z	**	5,800,606
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2025 CIT Z	**	9,368,492
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2030 CIT Z	**	7,877,589
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2035 CIT Z	**	5,414,429
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2040 CIT Z	**	5,850,821
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2045 CIT Z	**	4,242,154
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2050 CIT Z	**	3,545,043
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2055 CIT Z	**	2,397,394
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2060 CIT Z	**	732,632
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2065 CIT Z	**	110,642
	Total collective investment trusts			51,109,676
	Pooled separate account
*	Principal Life Insurance Company	Principal LGCP S&P 500 Index Separate Account-Z	**	3,653,887
	Common stock
*	Independent Bank Group, Inc.	Independent Bank Group, Inc. Common Stock	**	4,924,627
	Total investments at fair value			70,583,735
*	Participant loans	Loans, interest rates of 5.50%, due through March 2025	**	270,396
				$70,854,131

* A party-in-interest as defined by ERISA
** Cost omitted for participant directed investments

Exhibit Index

Exhibit Number  Exhibit
23.1   Consent of Independent Registered Public Accounting Firm - RSM US LLP

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Independent Bank 401(k) Profit Sharing Plan

Date:	June 29, 2020	By: Independent Bank, as Plan Administrator

By: /s/ James Tippit
James Tippit
Executive Vice President and Head of Corporate Responsibility